U.S. Securities and Exchange Commission

November 20, 2017

[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 20, 2017

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Rufus Decker
Jonathan Burr
James Lopez

Re:	Newmark Group, Inc.
Registration Statement on Form S-1
Filed October 23, 2017
File No. 333-221078

Ladies and Gentlemen:

On behalf of our client, Newmark Group, Inc. (f/k/a NRE Delaware, Inc.) (the “Company”), we are publicly filing herewith an Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in its letter, dated November 6, 2017, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Five courtesy copies of Amendment No. 1 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of Amendment No. 1.

General

1.	We have referred your revised disclosure in response to oral comments issued on October 17, 2017 to the Division of Investment Management. The Division of Investment Management is reviewing your revised disclosure. We may have further comment.

Response: In response to telephonic comments from the Staff of the Division of Investment Management, the Company has revised page 46 of Amendment No. 1.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 21

2.	Please tell us your basis for excluding non-recurring items from your pro forma balance sheet adjustments. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised page 22 of Amendment No. 1 to clarify that non-recurring items are not excluded from the pro forma balance sheet adjustments.

U.S. Securities and Exchange Commission

November 20, 2017

3.	Several of your reconciling items to arrive at adjusted EBITDA and adjusted EBITDA before allocation to units presented on page 24 do not appear to correspond to amounts reported in your financial statements. Please expand your disclosure to discuss how you determine these reconciling amounts and reconcile them to amounts presented in your financial statements.

Response: In response to the Staff’s comment, the Company has revised pages 24 and 25 of Amendment No. 1.

*    *    *    *    *    *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394, or my colleague Raaj Narayan at (212) 403-1349, or, at Morgan, Lewis & Bockius LLP, Christopher T. Jensen at (212) 309-6134 or his colleague George G. Yearsich at (202) 739-5255.

Very truly yours,

/s/ David K. Lam
David K. Lam

cc:	James R. Ficarro, Chief Operating Officer
Newmark Group, Inc. (f/k/a NRE Delaware, Inc.)
Stephen M. Merkel, Executive Vice President, General Counsel and Secretary
BGC Partners, Inc.